Subsidiaries of the Company	Exhibit 8.1

Subsidiary	Jurisdiction of Incorporation	Principal Activity

Francés Administradora de Inversiones S.A.	Republic of Argentina	Mutual funds
Francés Valores Sociedad de Bolsa S.A.	Republic of Argentina	Stock exchange brokerage
Consolidar Cía. de Seguros de Retiro S.A.	Republic of Argentina	Insurance
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Republic of Argentina	Pension and Retirement Fund Administrators
PSA Finance Argentina Compañía Financiera S.A.	Republic of Argentina	Financial Institution